Exhibit A

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that may be deemed to beneficially own shares of the security class being reported on this Schedule 13G.

M&G Plc	(HC)
M&G Investment Management Limited	(FI)
M&G Luxembourg S.A.	(FI)